Mail Stop 3561

September 25, 2008

Mr. Thomas Monahan
Chief Financial Officer
Terra Energy Resources, Ltd.
60 Knolls Crescent, Apt. 9M
Bronx, N.Y. 10463

> **Re: Terra Energy Resources, Ltd. (Formerly Terra Media, Ltd.)**
> **Form 10-K/A: For the fiscal year ended December 31, 2007**
> **File No. 000-52543**

Dear Mr. Monahan:

We have reviewed the above referenced filing as well as your September 19, 2008 correspondence and have the following comment. We ask you to revise your filing in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K/A: For the fiscal year ended December 31, 2007

Item 9A. Controls and Procedures, page 31

1. We note from your response that your management continues to conclude that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. The company's response and conclusion does not appear to have considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which

you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please amend your Form 10-K to revise management's conclusion on the effectiveness of your disclosure controls and procedures – that is, to state that your disclosure controls and procedures were <u>not effective</u> as of the end of the fiscal year, and explain why.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant